UBS Financial Services Inc.

Consolidated Statement of Financial Condition
December 31, 2021
(Amounts in Thousands of Dollars)

Assets

Cash and cash equivalents	$ 521,953
Cash and securities segregated and on deposit for federal and other regulations	4,559,952
Collateralized agreements:	
Securities purchased under agreements to resell	56,725
Securities borrowed	1,319,815
Receivables:	
Customers (net of allowance for doubtful accounts of $6)	480,534
Brokers, dealers and clearing organizations	2,505,301
Dividends and interest	6,188
Fees and other	264,133
Financial instruments owned, at fair value	869,513
Financial assets designated at fair value	5,657,362
Receivables from affiliated companies	820,586
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,236,641)	1,775,304
Goodwill and intangibles	554,408
Deferred tax asset, net	1,837,497
Other assets	400,098
Total assets	$ 21,629,369

Liabilities and stockholder's equity

Collateralized agreements:	
Securities loaned	163,451
Payables:	
Customers	997,034
Brokers, dealers and clearing organizations	168,977
Dividends and interest	2,695
Financial instruments sold, not yet purchased, at fair value	108,846
Financial liabilities designated at fair value	6,972,230
Accrued compensation and benefits	2,292,536
Payables to affiliated companies	3,380,807
Income taxes payable	92,865
Other liabilities and accrued expenses	1,553,776
	15,733,217
Subordinated liabilities	475,000
Stockholder's equity	5,421,152
Total liabilities and stockholder's equity	$ 21,629,369

See notes to consolidated financial statements.